September 2, 2005
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

Attention:	Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

RE:	Susquehanna Media Co. (“Media”)
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-80523
Dear Mr. Spirgel:
Following is our response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) dated August 9, 2005 concerning the above referenced filings. We have repeated the Staff’s comments from the August 9, 2005 letter and reflected our response immediately following each item.
Form 10-K for the Fiscal Year Ended December 31, 2004
Consolidated Statements of Cash Flows, page 50
1. It is unclear why Radio Employee Stock Plan transactions are adjustments to come to cash flows from financing activities as opposed to cash flows from operating activities. Please advise or revise.

Response:

Radio Employee Stock Plan transactions are included in cash flows from financing activities since they represent a change in the capital structure of Susquehanna Radio Corp., a Media subsidiary. SFAS 95 par. 20 cites payments to owners to reacquire outstanding equity instruments as a financing activity. The share price for both sales and repurchases is based on fair value as determined by the annual independent ESOP valuation performed for Susquehanna Pfaltzgraff Co., Media’s corporate parent. Media believes that since the annual independent valuation is an indication of fair value, no compensation must be recognized on the sale or repurchase of Radio Employee Stock Plan shares. Since no compensation expense is recognized, Media believes it would be inappropriate to classify these transactions as cash flows from operating activities.

Property Plant and Equipment, page 5l
2. Refer to your statement that “(t)he timing of any asset retirement obligations is not estimable.” Revise your disclosure to clarify whether your accounting treatment for asset retirement obligations is in accordance with SFAS 143.

Response:

Some cable franchises contain provisions that may require Media to remove its equipment if a franchise is not renewed. Media expects to successfully renew its existing franchises continually and, accordingly, has categorized its cable franchise values as indefinite-lived intangible assets. To date, Media has not failed to renew a cable franchise. Media believes the probability that it would ever be required to incur a significant cost to remove its equipment from any particular franchise area is remote. In the unlikely event of an indication that a franchise might not be renewed, Media would recognize an estimated liability for the costs to remove affected assets.

In conclusion, Media believes the fair value and timing of any asset retirement obligation is not estimable as of the date of the report. It is requested that only future disclosures be changed to read:
“The fair value and timing of any asset retirement obligations are not estimable in the foreseeable future. Some cable franchises contain provisions that may require Media to remove its equipment if a franchise is not renewed. Cable expects to successfully renew its franchises continually and accordingly has categorized its cable franchise values as indefinite-lived intangible assets. Media believes the probability that it would ever be required to incur a significant cost to remove its equipment from a franchise area is remote. In the unlikely event of an indication that a franchise might not be renewed, an estimated liability for the costs to remove affected assets would be recognized.”
Significant Accounting Policies, page 51
Principles of Consolidation, page 51
3. Clarify your consolidation policies with respect to the 50% owned partnership and advise us. It appears, as the general partner, you should be consolidating the partnership consistent with the guidance in paragraph 9 of SOP 78-9. Refer also to EITF Issue Nos. 98-6 and 04-5.

Response:

The general partnership described in Note 1 has two general partners, each owning 50% of the partnership. Neither partner has a controlling interest nor is either partner a sole manager. There are no limited partners in the partnership (SOP 78-9). Both EITF Issue Nos. 98-6 and 04-5 deal with circumstances where there is a single general partner in a limited partnership. We believe Media has properly accounted for this partnership by using the equity method. Media proposes to amplify this disclosure prospectively.
Valuation of Long-Lived and Indefinite-Lived Intangible Assets, page 51
4. It is unclear how the centralization of the management of your cable business is sufficient justification for aggregating indefinite lived cable assets for purposes of testing impairment. In light of the fact that your cable business is operated in six distinct states, with unique economic and regulatory issues, we question how these assets are essentially inseparable from one another. It appears to us, while you may be marketing as a single brand; all but one of the EITF 02-7 paragraph 4 indicators that indefinite-lived intangible assets should not be combined are present in your cable business. Please revise your policy or explain to us reasonable basis for your conclusions. In your response, please fully explain your consideration of each indicator identified in paragraph 4 of EITF 02-7.

Response:

EITF 02-7 paragraph 4 acknowledges that a determination of whether indefinite-lived intangible assets should be aggregated as a single unit of accounting for impairment testing is a matter of judgment that depends on the relevant facts and circumstances. Four indicators are listed that might support combining two or more indefinite-lived assets as a single unit of accounting for impairment testing purposes.
•	"The intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together).” Media’s cable operations were purchased to be used together. In each service area, cable services are provided under the SusCom name. Service areas share common technical architecture, terms of service, common programming and service offerings wherever practicable. Decisions on service offerings, pricing, promotions, equipment and customer service policies are made centrally for all service areas. Most cable customers deal with our centralized customer service center in York, Pennsylvania. Billing functions, accounting and management are centralized.

•	"Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset.” Indefinite-lived intangible cable assets acquired in the same acquisition are generally recorded as one asset. Media has historically recorded multiple cable franchises acquired in an acquisition as a unit.

•	"The intangible assets as a group represent the highest and best use of the assets (for example, they yield the highest price if sold as a group). This may be indicated if (a) it is unlikely that a substantial portion of the assets would be sold separately or (b) the sale of a substantial portion of the intangible assets individually would result in a significant reduction in the fair value of the remaining assets as a group.” The value of Media’s cable business is maximized by maximizing revenues and sharing costs over a wide revenue base. By standardizing and centralizing technical specifications, programming offerings, promotions, pricing, branding and customer services, Media can increase the quality of its services and reduce operating costs. Since reduced costs increase profitability, the business’s value is enhanced. If a portion of the business (cable franchises) were transferred to a buyer, significant costs would be allocable to less revenue and the overall value of the business would decrease. It should also be noted that, as disclosed by Media on April 20, 2005, Media is exploring the potential sale of its Cable and Radio businesses. The cable business is expected to sell as one unit.

•	"The marketing or branding strategy provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of Statement 141.” SusCom is the branded cable service offered in each location. Media derives significant advantages from a single branding compared to differentiated branding in each service location. Media has one website for all of its cable locations (www.suscom.com). Wherever possible, technological and operating expertise is leveraged over the maximum number of customers.
Media’s cable business is regulated primarily by the Federal Communications Commission. Although municipalities may grant cable franchises of varying terms or establish certain localized regulations, Media’s cable operations are overwhelmingly regulated by federal law, which sets the standards that cable franchisors must follow. In addition, any economic differences across Media’s cable service areas do not significantly impact the manner in which Media operates its cable assets.

EITF 02-7 para. 4 also sets forth indicators where indefinite-lived assets should not be combined into a single unit of accounting for impairment testing purposes. These indicators are converses of the indicators to combine indefinite-lived assets, except for the generation of cash flows by each asset independent of other intangible assets. Example 2 in EITF 02-7 describes a company that sells vacuum cleaners in three countries under a known trade name. A parallel may be drawn to SusCom that offers similar branded cable services in multiple locations (within a single country). The example concludes that the intangible assets are properly combined into a single unit of accounting for impairment testing purposes. SFAS 144 asset groupings are discussed in Media’s response to the next comment.

5. Disclose and explain to us how you group your long-lived assets in accordance with paragraph 10 of SFAS No. 144 for purposes of recognition and measurement of impairment loss.

Response:

Media groups its long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The only material long-lived assets are intangible assets and property, plant and equipment.

For Radio, the level at which cash flows are largely independent from other asset groups is at a radio market level (cluster). While radio’s centralized upper management and engineering has an impact on each market, a market cluster’s cash flows are not substantially affected by cash flows of other market clusters.

In contrast to Radio, Cable makes every effort to integrate assets dedicated to providing cable service across its business. The Cable business would ideally be a network radiating from a single point providing services directly to each subscriber. Common services and content are delivered to subscribers wherever possible, programming is purchased in bulk, branding of services is identical, marketing, accounting and engineering are centralized functions. Media believes that due to the level of integration in its cable business, cash flows in a service area are not independent of assets and liabilities of other service areas and the substantial centralized business functions. Recently, Media’s parent decided to explore the potential sale of Media’s businesses. Cable is being offered for sale as a single business, reflecting its highest value.
Cable Performance Share plan, page 61
6. It is unclear whether the entire obligation for this plan is classified in Other Liabilities as non current. Clarify whether current and non current portions of your obligation for this plan are segregated on your balance sheet. If not, tell us how you determined that you have no current obligation under this plan.

Response:

The liability for the Cable Performance Share Plan (“Plan”) is classified as non-current. The Plan provides for normal payment only on retirement, death or disability. As of December 31, 2004, there were no participants eligible for payment within the next twelve months under these criteria. In addition, as of December 31, 2004, Media had no expectation of making any payments under the Plan in 2005. Significant payouts may be deferred, at the Company’s sole option, over a three year period. A committee may, at its sole discretion and for the Company’s benefit, decide to make payments to terminated employees sooner than normally permitted.

Segments, page 64

7. Refer to page 37 where you discuss the “Valuation of Long-Lived and Indefinite-Lived Intangible Assets". We note that you evaluate your Radio segment indefinite-lived intangibles for impairment at the market cluster level. Tell us how you applied the guidance of SFAS 131 in determining your market clusters are not reportable segments. Also tell us how you determined that the geographic regions within your Cable segment are not reportable segments. If you have aggregated two or more operating segments into a reportable segment, tell us how you evaluated the criteria in paragraph 17 of SFAS 131.

Response:

A radio market cluster provides radio broadcasting to a geographic area. Except for the geographic area served, radio market clusters are extremely similar. Paragraph 17 allows aggregation where similarities exist in each of the following areas:

a. The nature of the products and services – Radio market clusters broadcast radio programming and events, sell advertising and provide valuable services in a substantially identical manner.

b. The nature of the production processes – The process for broadcasting radio signals is identical for all AM stations and for all FM stations.

c. The type or class of customer for their products and services – Each market cluster provides programming and entertainment to its listeners who are described in demographic terms and provides advertising and promotion opportunities to broad classes of businesses.

d. The methods used to distribute their products or provide their services — See b. above.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – The Federal Communications Commission (“FCC”) is the regulator/licensor of radio stations in the United States of America. All Media’s radio stations are located in the United States.

Cable’s goal is to function as a unit providing each customer with his/her desired programming without respect to the customer’s location. Except for the geographic area served, cable systems are extremely similar. Paragraph 17 allows aggregation where similarities exist in each of the following areas:

a. The nature of the products and services – Cable customers (subscribers) receive substantially the same cable services. Subscribers in the Carmel, New York area are offered telephony services. Plans are in place to offer telephone services in other areas.

b. The nature of the production processes – The process for providing services to cable subscribers is similar in all locations.

c. The type or class of customer for their products and services – There is no substantial difference between the type or class of customer in any service area.

d. The methods used to distribute their products or provide their services — See b. above.

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – The Federal Communications Commission (“FCC”) is the regulator of cable television services in the United States of America. While franchises are granted by local municipalities, the limits of their powers with respect to regulating cable are limited by the FCC. Cable’s operations do not differ significantly due to their locations. Media does not believe geographic location for customers provides a meaningful differentiation in considering operating segments as all areas are served by a centralized customer service function, centralized engineering, centralized billing and a single branded service. All locations offer similar services and products and share similar infrastructures, management policies, operating procedures, salary scales and benefits. Cable managers for each geographic area have little autonomy in Cable’s management structure.

SFAS 131 also discusses the concept that a chief operating decision maker has segment managers that directly report to that person and maintain regular contact to discuss operating activities, financial results, forecasts or plans for the segment. Media’s CEO is the chief operating decision maker. Radio and Cable each have a president that reports directly to Media’s CEO and are accountable for their group’s operations.

Item 9A Controls and Procedures, page 66

8. We note from your disclosure that you have identified a material weakness in your internal control structure. Please explain to us how the certifying officers were able to conclude the disclosure controls and procedures were effective in light of the material weakness you have identified in your internal controls and procedures.

Response:

Media’s Cable business purchases certain cable programming through another cable operator (“Operator”). The Operator purchases this cable programming from an unrelated programming supplier (“Supplier”). The programming purchase and rate agreement (“Agreement”) between Operator and Supplier is confidential, and although Media has requested a copy of the Agreement, Media has not been permitted to review the Agreement and does not expect to get such an opportunity. Accordingly, due to the confidential nature of the Agreement, Media cannot independently verify the rates charged by Operator. Accordingly, Media relies on Operator to provide the correct rates for the programming purchased by Media. Although Media cannot determine the exact rates set forth in the Agreement, Media is highly confident that the programming rates charged by Operator are favorable relative to alternative programming sources.

During 2004, Supplier audited Media and determined that certain rates Operator provided Media for programming were inappropriate under the Agreement. As a result, Media was required to pay additional programming fees due to this error. Media’s management has affirmatively determined that the risk of a rate error is an acceptable business risk to receive these favorable programming costs. These favorable programming rates benefit both the Company and its investors.

Media consulted with its independent accountants concerning the error and the necessity of restating Media’s financial statements. Based on those conversations, Media determined that it was necessary to restate its financial statements. Furthermore, at that time, it was Media’s understanding that any financial statement restatement must be the result of a material weakness in internal control. Based on this understanding and the necessity of a restatement, Media concluded that the error indicated a material weakness in Media’s internal control structure.

On May 16, 2005, the SEC published “Staff Statement on Management’s Report on Internal Control Over Financial Reporting”. The statement addressed financial statement restatements due to errors and stated that “. . . Neither Section 404 nor the Commission’s implementing rules require that a material weakness in internal controls over financial reporting must be found to exist in every case of restatement resulting from an error...” In retrospect, Media believes that its internal control over financial reporting was operating at a level of reasonable assurance and that history provided a “reasonable assurance” that the rates provided by Operator were appropriate. Had this error and restatement occurred today, it is unlikely that Media would conclude that there was a material weakness in Media’s internal control structure.

Media’s certifying officers were able to conclude that disclosure controls and procedures were effective because there was no mechanism within Media’s control to validate the programming rates. This limitation was a business risk known and acceptable to Media’s management. Moreover, previous programming audits had not uncovered significant errors. In addition, other than accepting higher cost programming from alternative vendors, to the detriment of Media and its investors, there is little that can be done to minimize this business risk. The fact a known business risk comes to fruition does not necessarily indicate a failure of disclosure controls and procedures as defined under the Exchange Act.

9. Additionally, please disclose, in detail, the circumstances surrounding the material weakness. Include discussion of how and when the material weakness was discovered, what steps the company has taken to fix the material weakness and whether or not the material weakness still existed as of the end of the period.

Response:

The circumstances surrounding the material weakness reported are contained in the response to comment 8. As disclosed in Media’s Form 10-Q/A for the quarter ended September 30, 2004, the error was discovered after filing the third quarter Form 10-Q in fourth quarter 2004 and quantified during first quarter 2005. The facts surrounding this reported weakness are already disclosed in Media’s Form 10-K and 10-Q/A.

Media’s Disclosure Committee has added an additional step to its quarterly review process. An inquiry is made to Cable’s marketing vice president and to Cable’s controller concerning any known changes in programming costs or arrangements that cannot be verified by independent means and any changes in arrangements with the other cable operator. Any changes are investigated before the Disclosure Committee makes its report to the Audit Committee prior to filing either Form 10-Q or Form 10-K.

As noted above, in light of more recent guidance, Media believes the error was not (and is not) indicative of a material weakness in internal controls over financial reporting. Further, we believe the additional review of changes in programming arrangements by the Disclosure Committee helps to identify conditions that may require further investigation.

10. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 15d-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in “timely alerting them to material information relating to [the Company] required to be included in [the Company’s] periodic SEC filings.” Please revise your disclosure to also state, if true, whether the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 15d-15(e).

Response:

A survey of December 31, 2004 Form 10-K filings indicated a diversity in disclosures related to the effectiveness of disclosure controls and procedures. Many disclosures did not contain the additional disclosures requested. Although not expressly stated in the 10-K, Media’s certifying officers did conclude that Media’s controls and procedures were effective in ensuring that information required to be disclosed by Media in its Exchange Act reports was accumulated and communicated to Media’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. Given these facts, Media does not believe that it would be materially beneficial to investors if Media amended its prior filings to revise this language, especially if all other filers with similar language are not also required to amend their prior filings.

After conferring with counsel and prior to filing, we changed Media’s second quarter 2005 Form 10-Q to provide these additional disclosures. Future filings will also contain these additional disclosures.

Certifications

11. Please be advised that the Rule 15d-14(a) certifications must be in the exact form specified by Item 601(b)(31) of Regulation S-K and Release No. 33-8238. We note that the certifications filed with your Form 10-K contain numerous differences from the required form, such as the incorrect references to your certifying officers’ evaluation of your disclosure controls and procedures “as of a date within 90 days prior to the filing date of this annual report” and to “significant changes in internal controls or in other factors that could significantly affect internal controls....” Please refer to Item 601(b)(31) of Regulation S-K and Release No. 33-8238 for the proper text required in the certifications and amend your Form 10-K to include the revised certifications. Note that the amendment must contain the entire Form 10-K, as revised. See Answer to Question 17 of the November 8, 2002 Sarbanes-Oxley Act of 2002 Frequently Asked Questions.

Response:

The certifications contained inadvertent typographical errors. The differences were not intentional and the certifying officers can attest to the accuracy of the required certifications. Media respectfully requests that it not be required to refile its Form 10-K as a result of typographical or administerable errors. In addition, Media does not believe that it would be materially beneficial to investors if Media amended its prior filings to revise this language. Media had taken steps to ensure such administrative errors do not occur in the future and has filed proper certifications with its most recent Form 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Condensed Consolidated Statements of Cash Flows, page 4

12. Tell us the nature of the “Non-voting subsidiary common stock transactions” line item. It appears that this may relate to your redemption of outstanding shares of the Radio Employee Stock Plan. If so, tell us how you determined that these transactions should be classified as financing as opposed to operating.

Response:

Radio Employee Stock Plan shares repurchased and retired are charged against the subsidiary’s common stock and retained earnings. No compensation expense, gain or loss is recognized related to these transactions. There is no income tax consequence to Media from share repurchases. Media believes that since these transactions have no impact on the statement of operations and that since the transactions affect only cash and the capital structure (minority interests) of Media, classification as a financing change in cash flows is appropriate. As noted in the response to comment 1, payments to repurchase outstanding equity instruments are cited as cash flows from financing activities in SFAS 95 para. 20.
* * * * * * * * * *
In connection with Media’s response, Media acknowledges that:
•	Media is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Media may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any additional information requests or questions regarding our responses in this letter, please call me at (717) 852-2303.
Sincerely,
/s/ John L. Finlayson
John L. Finlayson
Vice President and Chief Financial Officer